                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1.   Press release re TOP PERFORMERS SPEND 42% LESS ON WIRELESS MOBILITY

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: July 25, 2007

               TOP PERFORMERS SPEND 42% LESS ON WIRELESS MOBILITY

           - GETTING THE RIGHT MIX OF CELL PHONES TO SMART DEVICES AND
           VISIBILITY INTO THEIR ASSOCIATED COSTS ENABLES ENTERPRISES
                       TO OPTIMIZE THEIR COST PRE USER -

RA'ANANA, ISRAEL, FAIR LAWN, NEW JERSEY - JULY 25, 2007 - MTS - MER
TELEMANAGEMENT SOLUTIONS LTD. (NASDAQ CAPITAL MARKET: MTSL), a worldwide provider of innovative solutions for telecommunications expense management (TEM)
used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers, offer solutions aligned with the findings of a new benchmark report, WIRELESS MOBILITY EXPENSE OPTIMIZATION, published by Aberdeen Group, a Harte-Hanks Company (NYSE:HHS), that found organizations are faced with rapidly escalating expenses for wireless services and operational support costs for their wireless mobility program.

This report examines how enterprises are dealing with the issues such as gaining visibility into an up-to-date inventory of their wireless devices, wireless service order activity, the number of employees required to manage wireless services, and the impact that adoption of smart devices in the enterprise has on wireless expense management.

Joe Basili, Research Director at Aberdeen Group, noted: "enterprises are concerned by the escalating monthly carrier expenses, the cost to process bills and the complexity of controlling the myriad of services offered by smart devices"

Mr. Eytan Bar, President and CEO of MTS commented: "The MTS TEM sophisticated rating engine manages and supports the complex data that must be accessed in order to analyze and verify wireless agreement terms and our unique capability to track smart device usage enables accurate control and excess cost prevention."

With MTS's TEM enterprises gain visibility into up-to-date inventory of wireless devices, are able to monitor smart device usage on a real-time basis, verify correct charging, reconcile mobile and landline usage and more; thereby achieve cost savings and operational efficiencies.

To download Aberdeen's Wireless Mobility Expense Optimization report visit
http://www.aberdeen.com/link/sponsor.asp?spid=30410828&cid=4244

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems used by information and telecommunication service providers. MTS' TEM solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollars at each stage of the service lifecycle including, allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. Our solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for Information and Telecommunication Service Providers
are successfully implemented worldwide by wireless, VoIP, IPTV, and content service providers. Our converged solutions include charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are easily implemented and are sold at competitive prices.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through
OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Shlomi Hagai
Corporate COO & CFO
Tel: +972-9-762-1733
Email: shlomi.hagai@mtsint.com